[SRSY Letterhead]

Fabio Battaglia

FBattaglia@stradley.com

215.564.8077

March 29, 2011

VIA EDGAR

Mr. Edward P. Bartz
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:           GPS Funds II
File Nos.: 333-170106 and 811-22486

Dear Mr. Bartz:

This letter responds to your question regarding which provisions of Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) will be relied upon by GPS Funds II (the “Registrant”) to operate its proposed four new funds of funds.1

The provisions of Section 12(d)(1) of the 1940 Act upon which the funds of funds will rely for their operations are as follows:

1) Investment in affiliated investment companies (i.e., investment companies that are part of the same group of investment companies)- Section 12(d)(1)(G); and

2) Investment in non-affiliated investment companies- Section 12(d)(1)(F)/Rule 12d1-2 or Section 12(d)(1)(A)/ Rule 12d1-2.  In addition, each fund of funds is entering into participation agreements with certain investment companies that have been granted exemptive relief under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940

1
The four new funds of funds are: (i) GuidePath Strategic Asset Allocation Fund; (ii) GuidePath Tactical Constrained Asset Allocation Fund; (iii) GuidePath Tactical Unconstrained Asset Allocation Fund; and (iv) GuidePath Absolute Return Asset Allocation Fund.

U.S. Securities and Exchange Commission
March 29, 2011

Act in order to invest in such investment companies in excess of the limitations provided in Section 12(d)(1)(A).

The Registrant also notes that the funds of funds generally may invest in other investment companies within the limitations of Section 12(d)(1)(A) and (B).

* * * * * *

If you have any additional questions or require further information, please contact me at (215) 564-8077 or, in my absence, Michael O’Hare, at (215) 564-8198.

Best regards,

/s/ Fabio Battaglia, III

Fabio Battaglia, III

cc:           Carrie Hansen, President